UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BELLEROPHON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $ $0.01 per share

(Title of Class of Securities)

078771102

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078771102

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,800,547*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,800,547*
9	Aggregate amount beneficially owned by each reporting person. 2,800,547*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.9%**
12	Type of reporting person OO

*	This number includes 943,404 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.
**	Based on 56,123,192 shares of common stock outstanding, which is the sum of (i) 55,179,788 shares of common stock reported to be outstanding as of November 1, 2017 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017 and (ii) 943,404 shares of common stock that Boxer Capital currently has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 078771102

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,800,547*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,800,547*
9	Aggregate amount beneficially owned by each reporting person. 2,800,547*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.9%**
12	Type of reporting person CO

*	This number includes 943,404 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.
**	Based on 56,123,192 shares of common stock outstanding, which is the sum of (i) 55,179,788 shares of common stock reported to be outstanding as of November 1, 2017 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017 and (ii) 943,404 shares of common stock that Boxer Capital currently has the right to acquire pursuant to the Boxer Warrant.

CUSIP No. 078771102

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person OO

CUSIP No. 078771102

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,800,547*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,800,547*
9	Aggregate amount beneficially owned by each reporting person. 2,800,547*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.9%**
12	Type of reporting person IN

*	This number includes 943,404 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer Warrant.
**	Based on 56,123,192 shares of common stock outstanding, which is the sum of (i) 55,179,788 shares of common stock reported to be outstanding as of November 1, 2017 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017 and (ii) 943,404 shares of common stock that Boxer Capital currently has the right to acquire pursuant to the Boxer Warrant.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on March 1, 2017 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joe Lewis (together with Boxer Capital, Boxer Management, and MVA Investors, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,800,547 shares of Common Stock. MVA Investors beneficially owns 0 shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 4.99%* of the Issuer’s outstanding shares of Common Stock (based on 56,123,192 shares of common stock outstanding, which is the sum of (i) 55,179,788 shares of common stock reported to be outstanding as of November 1, 2017 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017 and (ii) 943,404 shares of common stock that Boxer Capital currently has the right to acquire pursuant to the Boxer Warrant).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have the shared power to vote or to direct the vote of the 2,800,547 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have the shared power to dispose or to direct the disposition of the 2,800,547 shares of Common Stock they beneficially own.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on March 1, 2017.

2	Form of Warrant to purchase Common Stock, incorporated herein by reference to Exhibit 4.4 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on November 21, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually